EXHIBIT 99.1

Caledonia Mining Corporation Plc: Caledonia approves quarterly dividend

ST HELIER, Jersey, Aug. 11, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that the board of directors has approved a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

The relevant dates relating to the dividend are as follows:

  Ex-dividend date VFEX: August 20, 2025
  Ex-dividend date AIM: August 22, 2025
  Ex-dividend date NYSE American: August 22, 2025
  Record date: August 22, 2025
  Payment date: September 5, 2025

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future dividends as appropriate and in line with other investment opportunities and its prudent approach to risk management.

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)
Adrian Hadden	Tel: +44 207 397 1965
George Lawson

Panmure Liberum (Joint Broker)
Scott Mathieson	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)
Gordon Poole	Tel: +44 20 3757 4980

3PPB (Financial PR, North America)
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.